SEC FILE NUMBER
001-00044
CUSIP NUMBER
039483102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Archer-Daniels-Midland Company

Full Name of Registrant

Former Name if Applicable

77 West Wacker Drive, Suite 4600

Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60601

City, State and Zip Code

PART II—RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Archer-Daniels-Midland Company (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Annual Report”) within the prescribed time period without unreasonable effort and expense. The Company currently expects to file the Annual Report by March 15, 2024, within the extension period of fifteen calendar days permitted under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

As previously disclosed, in response to the Company’s receipt of a voluntary document request by the Securities and Exchange Commission, the Company is conducting an investigation of certain accounting practices and procedures with respect to the Company’s Nutrition reporting segment, including as related to certain intersegment sales. Due to the investigation, the preparation of the Company’s financial statements to be included in the Annual Report as well as finalization of the assessment of internal control over financial reporting, require additional time to complete. The Company is working diligently to complete such processes.

In connection with the investigation, at the time of this filing, the Company anticipates correcting certain intersegment sales reported in the segment and geographic information footnote to the Company’s consolidated financial statements that were not recorded at amounts approximating market. Because each such sale occurred between the Company’s reporting segments, the Company does not anticipate an impact to the Company’s consolidated balance sheets, statements of earnings, comprehensive income (loss), or cash flows. In addition, the Company anticipates reporting a material weakness in the Company’s internal control over financial reporting related to its accounting practices and procedures for intersegment sales. The Company is developing a plan to remediate this anticipated material weakness, to be described further in the Annual Report.

The information provided above is subject to change as the Company and its independent auditor finalize and complete the audit of the Company’s financial statements and related matters.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ismael Roig	312	634-8100
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently expects to report a decrease to net earnings attributable to controlling interests for the year ended December 31, 2023 compared to 2022, and continues to expect that adjusted earnings per share for the year ended December 31, 2023 will be as previously disclosed on January 21, 2024.

Cautionary Note Regarding Forward-Looking Statements

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements, other than statements of historical fact included in this release, are forward-looking statements, including, but not limited to, statements about the anticipated timing of the filing of the Company’s 2023 Form 10-K, the impact of correction on the Company’s segment or consolidated results, the identification of a material weakness, and matters related to expected results of operations. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “outlook,” “will,” “should,” “can have,” “likely,” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All forward-looking statements are subject to significant risks, uncertainties and changes in circumstances that could cause actual results and outcomes to differ materially from the forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including, without limitation, the Company’s inability to file the 2023 Form 10-K on a timely basis; changes to the scope and magnitude of the potential correction described above; changes to the scope of the material weakness described above or the identification of additional material weaknesses; the outcome of the completion of the preparation of the Company’s financial statements; the impact of this filing on the Company’s common stock, its relationships with employees, customers and suppliers; and those additional risks that are described in the Company’s most recent Annual Report on Form 10-K and in other documents that the Company files or furnishes with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, ADM does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the date of this announcement, whether as a result of new information, future events, changes in assumptions or otherwise.

Archer-Daniels-Midland Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2024	By:	/s/ Ismael Roig
Ismael Roig
Senior Vice President and Interim Chief Financial Officer